UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Genius Sports Limited

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

G3934V109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Maven TopHoldings SARL
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 60,212,336
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 60,212,336
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,212,336
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 30.2%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 199,112,140 ordinary shares outstanding as of September 30, 2021 as reported on the Issuer’s 424B4 Prospectus, filed on September 30, 2021.

1.	Names of Reporting Persons Apax IX GP Co. Limited
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 60,212,336
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 60,212,336
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,212,336
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 30.2%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based on 199,112,140 ordinary shares outstanding as of September 30, 2021 as reported on the Issuer’s 424B4 Prospectus, filed on September 30, 2021.

Item 1(a).	Name of Issuer

Genius Sports Limited (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

10 Bloomsbury Way, 9th Floor

London, United Kingdom WC1A 2SL

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) Maven TopHoldings SARL

(ii) Apax IX GP Co. Limited

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

Third Floor, Royal Bank Place, 1 Glategny Esplanade,

St Peter Port, Guernsey, GY5 7FS

Item 2(c).	Citizenship

See response to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Ordinary Shares, par value $0.01 per share.

Item 2(e).	CUSIP Number

G3934V109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See response to Item 9 on each cover page.

(b)	Percent of Class:

See response to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on each cover page.

The Reporting Person is the record holder of the reported securities. Apax IX GP, through majority vote of its board, shares voting and dispositive power over the securities held directly by the Reporting Person and, accordingly, may be deemed the beneficial owner of such securities. The filing of this Statement shall not be construed as an admission that the Reporting Person or any individual member of the board of directors of Apax IX GP is is the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 14, 2022

Maven TopHoldings SARL

/s/ Dieudonné Sebahunde
Name:	Dieudonné Sebahunde
Title:	Class A Manager

/s/ Laurent Thailly
Name:	Laurent Thailly
Title:	Class B Manager

Apax IX GP Co. Limited

/s/ Jeremy Latham
Name:	Jeremy Latham
Title:	Director

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 14, 2022